UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F


I. General Identifying Information

1.  Abandonment of Registration

2.  The Scott James Fund, Inc.

3.  Securities and Exchange Commission File No.: 811-9809

4.  Initial application.

5.  6700 Arlington Blvd.  Falls Church, VA  22042

6.  Scott James
    6700 Arlington Blvd.  Falls Church, VA  22042
    703-533-2500

7.  Scott James
    6700 Arlington Blvd.  Falls Church, VA  22042
    703-533-2500

8.  Management company

9.  Open-end

10. Virginia

11. The Scott S. James Company
    6700 Arlington Blvd.  Falls Church, VA  22042
    703-533-2500

12. N/A

13. N/A

14. N/A

15. A.  Yes, April 9, 2004
    B.  Yes, June 11, 2004

24. No

25. Yes, on a private basis for fewer than 100 shareholders.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Scott James Fund, Inc., (ii) he is the President of The Scott James Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/Scott S. James
Scott S. James